Filed by Canadian National Railway Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Canadian National Railway Company Commission File No. 333-94399

FOR IMMEDIATE RELEASE

CN AND BNSF AGREE TO TERMINATE COMBINATION — CITE UNCERTAINTY AND RISK IN WAITING UP TO 2½ YEARS FOR FINAL STB DECISION ON TRANSACTION

MONTREAL and FORT WORTH, Texas, July 20, 2000—Canadian National Railway Company (NYSE: CNI; TSE: CNR) (CN) and Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) announced today that their Boards of Directors have both voted to approve an immediate, mutual termination of the combination agreement that would have created North American Railways, Inc., after carefully considering the implications for customers, employees and shareholders.

Paul M. Tellier, president and chief executive officer of CN, and Robert D. Krebs, chairman and chief executive officer of BNSF, said: "CN and BNSF are both shareholder-driven organizations, and we have concluded it is not in the interests of our shareholders to assume the risks involved in waiting up to 2½ years for a decision on our transaction by the regulator in the United States."

The Surface Transportation Board (STB) imposed a 15-month moratorium on new rail mergers on March 17, 2000, while it prepares new rail merger guidelines. The moratorium, upheld by the United States Court of Appeals for the District of Columbia Circuit in a ruling on July 14, 2000, prevents CN and BNSF from filing a common control application with the STB until mid-June 2001 at the earliest. As a result, a regulatory decision on the CN/BNSF combination would be unlikely before late 2002.

Tellier said: "We had looked forward to creating a company that could have been the leader in every aspect of the rail industry. But the delay and uncertainty caused by the STB's moratorium and proposed rule making made it impossible for us to continue with our combination efforts."

Krebs said: "It is with regret that we give up on our efforts to create North American Railways. The service we would have provided our customers across a 50,000-mile network would have been unparalleled, and the US$800 million (C$1.2 billion) per year of synergies we identified as we prepared our combination case could have provided significant benefits to both companies."

Tellier and Krebs said: "CN and BNSF intend to continue to strengthen the ties that have been established between the two companies, and to capture, to the extent that they can be realized by separate entities, the improvements and efficiencies that were identified as part of the combination preparation."

No break-up fees will arise from the termination of the CN/BNSF combination agreement because the companies have mutually agreed to unwind their transaction.

CN and BNSF announced their proposed combination through North American Railways on Dec. 20, 1999.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

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CN contact: Mark Hallman (416) 217-6390	BNSF contact: Dick Russack (817) 352-6425